Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, Florida 33498

Telephone: (561) 237-0804

Facsimile: (561) 237-0803

January 2, 2008

VIA EDGAR

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C.  20549

Attention:  Tabatha Akins

                  Staff Accountant

Re:

Cordex Pharma, Inc.

Item 4.01 Form 8-K

Filed December 24, 2008

File No. 000-33023

Dear Mr. Riedler:

Thank you for your December 29, 2008 letter regarding Duska Therapeutics, Inc. (“Duska”).  Enclosed is Amendment No. 1 to the Duska’s Form 8-K.  The changes in the revised Form 8-K reflect the Staff’s comments to the previously submitted material.  Also, in order to assist you in your review of Duska’s Form 8-K, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto.

Item 401 Form 8-K

1.        Your reference to the “subsequent interim period through the date of dismissal” in the fourth paragraph is too vague.  Please amend your filing to state, if true, that in connection with the audits of the Company’s financial statements for the fiscal years ended December 31, 2007 and 2006, and in the subsequent interim period through December 19, 2008 (the date of the dismissal of the former accountant), there were no disagreements with Stonefield Josephson, Inc. on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with this report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

United States Securities and

  Exchange Commission

January 2, 2008

Response:   Complied with.  We have amended the filing as requested.

2.        The current disclosure in the fifth paragraph does not appear to comply with Item 304(a)(2).  Please amend the filing to address the following:

a.

Explicitly state whether, during your past two fiscal years through the date of engagement (December 19, 2008), you consulted Morison Cogen LLP regarding any of the matters outlined in item 304(a)(2)(ii) of Regulation S-K.

b.

In the first sentence, please revise your disclosure to state “specified transaction, either contemplated or proposed.”

Response:   Complied with.  We have amended the filing to address the two issues raised in paragraphs a and b above.

3.        Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Stonefield Josephson, Inc., as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date their letter.

Response:  Complied with.  We have included an updated letter from Stonefield Josephson, Inc. as required by Item 304 (a)(3) of Regulation S-K.

Please feel free to contact me at (561) 237-0804 or Leslie Marlow at (516) 496-2223.  Thank you.

Sincerely,

/s/ HANK GRACIN
Hank Gracin

HG:ckg

Enclosure